Exhibit 19
MERITAGE HOMES CORPORATION SECURITIES TRADING POLICY

As a public company, Meritage Homes Corporation (NYSE: MTH) and its directors and employees are subject to certain trading policies regarding Meritage Homes stock and other securities which are regulated by Federal law and the Securities and Exchange Commission (SEC).

The SEC and United States Department of Justice vigorously pursue violations of such laws by individuals and entities. Accordingly, Meritage has adopted this Securities Trading Policy to formalize the rules, restrictions and policies that apply to all employees and directors of Meritage, including former employees and directors in possession of material non-public information.

Failure by an employee or director to follow this policy could result in termination of the employee’s employment or director’s relationship with Meritage, in addition to civil and/or criminal penalties and prosecution.

As an overview, it is a violation of Federal law to trade securities (purchase or sell, including puts or calls) based on material non-public information. Information is considered material if a reasonable investor would consider it important in making a decision to purchase, sell or hold a security. Both positive and negative information may be material. Information that is likely to affect the price of a security is almost always material. Information is considered nonpublic if it has not been broadly and publicly disseminated for a sufficient period to be reflected in the security’s price.
Materiality applies to the information itself, not the value of the stock purchased or sold. Transactions of any size are subject to the same rules and restrictions.

Prohibition against Trading on Material Nonpublic Information

If an employee or director is aware of material nonpublic information relating to Meritage, the employee or director is prohibited by law as well as by Meritage’s policy from trading in Meritage stock or other securities or directly or indirectly disclosing such information to any other person so that they may trade in Meritage stock or other securities.

This policy also applies to information that Meritage employees or directors may learn or obtain in the course of their employment or relationship with Meritage relating to any other company, including our customers, suppliers or competitors.

It is difficult to describe exhaustively what constitutes material information, but employees should assume that any information, positive or negative, which might be important to an investor in determining whether to purchase, sell or hold Meritage stock would be material. Information may be significant for this purpose even if it would not alone determine the investor’s decision.
Examples include:

•significant changes in customer traffic, pricing, sales, cancellations or deliveries;
•financial results or projections of future financial results of the company (e.g. earnings or losses);
•occurrence of a cybersecurity incident or a data breach;
•potential acquisitions or mergers;
•significant purchases or sales of assets (e.g., land) or the disposition of a subsidiary;
•gain or loss of a substantial subcontractor or supplier;
•significant product defects or modifications;
•changes in dividend policies or the declaration of a stock split or dividend;
•the offering of additional securities (e.g., stock or bonds);
•other important financing transactions;
•internal financial or operational information which departs from what the market would expect;
•changes in senior management;
•impending bankruptcy or financial liquidity problems;
•actual or threatened litigation or the developments thereto; and
•government investigations.

Meritage emphasizes this list is merely illustrative and is not exhaustive. In addition to the general rules above, the following specific rules apply:

Blackout Period and Trading Window

No employee or director may trade (purchase, sell or gift) Meritage’s stock during the regular quarterly blackout period, which spans from the 15th day prior to the end of a fiscal quarter until one full Trading Day following Meritage’s issuance to the public of an earnings release for that fiscal quarter. This policy is in addition to our general policy that no employee or director may trade while in possession of material nonpublic information. Employees and directors may exercise and hold vested stock options during a blackout period, but unless other arrangements have been agreed to and arranged in advance with the Company (as described below), they may not sell/trade the shares acquired upon exercise of the option shares until both the blackout period expires and they are not in possession of any material or nonpublic information as previously discussed.

Furthermore, no employee or director may issue an “open order to sell, good until canceled” specifying a targeted dollar amount. This can put the employee or director at risk of trading outside of the “trading window” To help employees avoid such an error, Meritage has asked Merrill Lynch to automatically cancel any such orders during a blackout period. Meritage requires that employees use Merrill Lynch for exercises or vestings of any restricted shares, restricted stock units or stock options or similar awards granted or awarded by the Company.

Simply put, the “trading window” is the period between the end of one regular quarterly blackout period and the beginning of the next regular quarterly blackout period.

A “Trading Day” is defined as a day on which the New York Stock Exchange (NYSE) is open for trading.
Meritage may permit an employee or director to enter into a so-called “10b5-1 Trading Program,” which allows for pre-arranged trading during blackout periods if certain rules are followed. We encourage all employees with unvested equity awards to participate in our 10b5-1 program for sales to cover tax withholdings for awards that may vest during a blackout period. Any other 10b5-1 plans require specific approval of the Chief Executive Officer or General Counsel. In addition, any 10b5-1 must be established and maintained in accordance with applicable law, including, without limitation, Rule 10b5- 1 under the Securities Exchange Act of 1934 and any employee, director or officer establishing a 10b5- 1 plan must provide all required certifications and comply with applicable “cooling off” periods before trades commence.

There are no exceptions to these rules, including emergency situations.

20/20 Hindsight. If an employee’s securities transactions become the subject of scrutiny, they will be reviewed after the fact with the burden of hindsight. As a result, employees and directors should carefully consider, before engaging in any transaction, how regulators and others might view the transaction in hindsight.

Transactions by Family Members. These restrictions apply equally to an employee’s family members (any child, stepchild, grandchild, parent, step-parent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, cousin, and adoptive relationships) and others living in the employee’s household. Employees are expected to be responsible for the compliance of their immediate family and members of their personal household.
Tipping Information to Others. Whether the information is proprietary information about Meritage or information that could have an impact on Meritage’s stock price or another company’s stock price, employees and directors are prohibited from passing that information on to others. The above penalties generally apply whether or not an employee or director derives any benefit from another’s actions.

When Information is Public. It is improper for an employee or director to enter into a trade immediately after Meritage has made a public announcement of material information, including earnings releases. As a general rule, employees and directors may not engage in any transactions until one full Trading Day following the release of information (for example, assuming no holidays, if information is released before the market opens on Monday, transactions could begin on Tuesday).

Additional Problematic Transactions
Because Meritage believes it is improper and inappropriate for any employee or director to engage in short-term or speculative transactions involving Meritage’s stock, we discourage employees and directors from engaging in trading of Meritage’s securities on a short-term basis. Employees who purchase stock of Meritage in the open market are encouraged to hold that stock for a minimum of six months, and ideally longer. (Note: The SEC’s short-swing profit rule already regulates the sale/purchase of Meritage’s stock by directors and executive officers within six months of another purchase/sale transaction. Meritage is recommending that this rule be observed by all employees.)

In addition, Meritage prohibits all types of hedging transactions involving Meritage stock including, but not limited to:
•Purchase of stock on margin;
•Short sales;
•Buying or selling puts or calls; and
•Similar transactions involving any derivative securities or contracts.
Confidentiality
Serious problems could be caused for Meritage by unauthorized disclosure of internal information about Meritage, whether or not for the purpose of facilitating improper trading in Meritage stock or other securities. Employees or directors should not discuss internal Meritage matters or developments with anyone outside of Meritage, except as required in the performance of your regular duties or as permitted by law. For clarification, nothing in this policy with respect to your confidentiality obligations shall limit your right to report potential violations of law to federal or state agencies without permission from or notice to the Company; report possible violations of law anonymously and provide disclosures protected under applicable whistleblower laws; and cooperate voluntarily with or respond to any inquiry from federal or state agencies.

This prohibition applies specifically (but not exclusively) to inquiries about Meritage which may be made by the press, securities analysts or others in the financial community. It is important that all such communications on behalf of Meritage be through an appropriately designated officer. Unless you are expressly authorized to respond to such inquiries, you should decline comment and immediately refer the inquirer to Meritage’s Vice President of Investor Relations, General Counsel or the Chief Financial Officer. If potentially material nonpublic information is disclosed, you should immediately confer with Meritage’s General Counsel and Chief Financial Officer to determine whether the Company needs to make a securities filing with the SEC. Your prompt attention is required because if a filing is deemed necessary, it must be made within 24 hours of the unintended disclosure.

The Consequences

The consequences of insider trading violations can be severe.

For individuals who trade on insider information (or tip information to others), such consequences can include:
•A civil penalty of up to three times the profit gained or loss avoided;
•A criminal fine (no matter how small the profit) of up to $1 million;

•Prison;
•Prohibition from serving as an officer or director of a public company;Judgment in favor of a damaged investor ordering the violator to pay over any profits made from trading on the information and possible payment of damages; and
•In certain cases, judgment in favor of Meritage ordering the violator to pay over any profits made from the transactions, and possible payment of damages.

Companies (as well as possibly supervisory staff) that fail to take appropriate steps to prevent illegal trading may suffer the following consequences:
•A civil penalty equal to the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violations;
•A criminal penalty of up to $2.5 million;
•Court injunction; and/or
•Administrative sanction.

Moreover, if an employee violates Meritage’s Trading Policy, company-imposed sanctions could result, including immediate dismissal. Any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish your reputation and irreparably damage your career.

Pre-Notification of All Trades by Directors, Officers and Other Key Personnel

To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, when an officer engages in a trade while unaware of a pending major development or incident), directors and Section 16 corporate officers are required to notify Meritage’s Chief Financial Officer or Chief Accounting Officer prior to any transactions in Meritage stock or securities to make sure there is no blackout in effect or imminent and to make sure any stockholding requirements set forth in the Corporate Governance Principles and Practices are being complied with. Any transactions processed through Merrill Lynch for Section 16 employees or directors will automatically be validated with the Chief Accounting Officer as well.

If you have any doubt as to your responsibilities under these guidelines, you should seek clarification and guidance from Meritage’s Chief Financial Officer or Chief Accounting Officer before acting. Do not try to resolve uncertainties on your own!

Meritage expects the strictest compliance with these procedures by all directors, officers and employees at every level. Failure to observe them may result in serious legal difficulties for the infringing director, officer or employee, as well as Meritage. Failure to follow the letter and spirit of these procedures will be considered a matter of extreme seriousness and a basis for termination of employment.

Company Assistance
Questions regarding this Securities Trading Policy should be directed to Meritage’s General Counsel and Chief Financial Officer.